CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Annual Report on Form 40-F of Silvermex Resources Inc. (“Silvermex”) of (1) our report dated March 31, 2011 relating to the consolidated financial statements of Silvermex for the year ended December 31, 2010; and (2) our report dated June 3, 2011 relating to the Reconciliation to US GAAP of Silvermex’s consolidated financial statements, included in Form 40-F.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
June 6, 2011